Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-233477

Supplementing the Prospectus Supplement dated August 27, 2019

(To Prospectus dated August 27, 2019)

Keurig Dr Pepper Announces Completion of Sale and Distribution for its Largest Shareholder; Mondelēz International’s (MDLZ) Position Reduced to Strategically Important Level

Maple to Sell and Distribute All Remaining Shares Not Owned by JAB

JAB to Remain Largest Shareholder, Focused on Long-Term Value Creation

MDLZ Ownership Stake Reduced to 8.4% with Continuation of Two KDP Board Seats

BURLINGTON, MA and PLANO, TX (November 17, 2020) – Keurig Dr Pepper Inc. (NASDAQ: KDP) today announced that JAB majority-owned subsidiary Maple Holdings B.V. (“Maple”) and MDLZ will sell an aggregate of 60 million shares through a secondary offering. MDLZ will sell 40 million shares, bringing its stake to approximately 8.4% of KDP's outstanding common stock, while Maple will sell 20 million shares for the benefit of its minority partners.

Additionally, JAB indicated that JAB and Maple will convert the final portion of Maple's minority partners’ shares into shares held directly in KDP and will distribute approximately 119 million shares of KDP common stock, representing approximately 8.5% of KDP's outstanding common stock, currently held by Maple, to such minority holders.  The distribution relates to the minority interests in Maple which were held by over 100 JAB Consumer Fund (“JCF”) investors, comprised of mostly sovereign wealth funds, university endowments and family offices which invested alongside JAB over the last five years as part of its beverages investment strategy. Following these transactions, Maple will be renamed JAB Bevco and, through JAB Bevco, JAB and its affiliates will hold approximately 34% of KDP's outstanding common stock.

Together, the transactions represent a major milestone step for KDP on its journey to becoming a widely-held modern beverage company. Upon the completion of the transactions, KDP’s public float will increase to approximately 58%, as compared to approximately 13% at the time of the completion of the merger of Keurig Green Mountain and Dr Pepper Snapple Group in 2018.

CEO and Managing Partner of JAB, Olivier Goudet, stated, “Today marks the final sale on behalf of and distribution to our minority partners of Maple, who have been invested alongside us for the past five years.  We are very pleased to now place the remaining minority shares of Maple directly with our JCF partners who are like-minded, long-term focused investors.  We continue to be highly confident in KDP’s value creation potential and, therefore, JAB intends to remain a large, stable, long-term anchor investor supporting the growth of the company.”

Dirk Van de Put, CEO of MDLZ, commented, “This transaction brings our stake in KDP down to approximately 8.4%, a strategically important ownership level which allows us to retain two board seats and remain large investors in KDP. We see significant upside in KDP and with this level of ownership, MDLZ’s shareholders will continue to share in the significant value creation that we believe lies ahead.”

Byron Trott, Chairman and CEO of BDT Capital Partners, a significant shareholder in KDP, stated, "We are strong believers in KDP, under the capable leadership of Bob Gamgort and his team.  We remain a committed long-term shareholder and plan to participate in the continued value creation that we are confident remains ahead for the company."

Keurig Dr Pepper Chairman and CEO Bob Gamgort stated, “Today’s news signifies an important milestone in our company’s evolution. These transactions represent the realization of JCF’s investment that started with the JAB take-private of Keurig Green Mountain in early 2016, which ultimately enabled the creation of KDP. We look forward to welcoming many of the JCF investors as long-term public shareholders of KDP and continuing to partner with JAB, MDLZ and BDT as long-term shareholders.”

Under the terms of the transactions, the distributed shares will be subject to a lock-up arrangement with Maple that will ratably apply for a period from six to twelve months. In addition, the remaining shares held by Maple and MDLZ and the shares held by BDT Capital Partners will be subject to a 90-day lock-up agreement with the underwriters. Maple and its affiliates, as well as MDLZ, intend to make the required filings with the SEC, including amendments to their respective existing Schedule 13Ds, upon the completion of the transactions.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as the underwriters for the proposed secondary offering.

The offering will be made only by means of an effective registration statement and a prospectus. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering may be obtained from: Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com. Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department. Copies of the preliminary prospectus supplement and the related prospectus may also be obtained free of charge from the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

The Company has previously filed with the SEC a registration statement (including a prospectus) on Form S-3 (File No. 333-233477) and a prospectus supplement, each dated August 27, 2019, as well as a preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

KDP Contacts

Tyson Seely (Investors)

T: 781-418-3352 / tyson.seely@kdrp.com

Steve Alexander (Investors)

T: 972-673-6769 / steve.alexander@kdrp.com

Katie Gilroy (Media)

T: 781-418-3345 / katie.gilroy@kdrp.com

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading beverage company in North America, with annual revenue in excess of $11 billion and nearly 26,000 employees. KDP holds leadership positions in soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. and Canada. The Company’s portfolio of more than 125 owned, licensed and partner brands is designed to satisfy virtually any consumer need, any time, and includes Keurig®, Dr Pepper®, Green Mountain Coffee Roasters®, Canada Dry®, Snapple®, Bai®, Mott's®, CORE® and The Original Donut Shop®. Through its powerful sales and distribution network, KDP can deliver its portfolio of hot and cold beverages to nearly every point of purchase for consumers. The Company is committed to sourcing, producing and distributing its beverages responsibly through its Drink Well. Do Good. corporate responsibility platform, including efforts around circular packaging, efficient natural resource use and supply chain sustainability.

FORWARD LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of applicable securities laws and regulations. These forward-looking statements can generally be identified by the use of words such as “outlook,” “guidance,” “anticipate,” “expect,” “believe,” “could,” “estimate,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will,” “would,” and similar words, phrases or expressions and variations or negatives of these words, although not all forward-looking statements contain these identifying words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding the estimated or anticipated future results of the combined company following the combination of Keurig Green Mountain, Inc. (“KGM”) and Dr Pepper Snapple Group, Inc. (“DPS” and such combination, the “transaction”), the anticipated benefits of the transaction, including estimated synergies and cost savings, the long-term merger targets, and other statements that are not historical facts. These statements are based on the current expectations of our management and are not predictions of actual performance.

These forward-looking statements are subject to a number of risks and uncertainties regarding the company’s business and the transaction and actual results may differ materially. These risks and uncertainties include, but are not limited to: (i) the impact the significant additional debt incurred in connection with the transaction may have on our ability to operate our business, (ii) risks relating to the integration of the KGM and DPS operations, products and employees into the combined company and assumption of certain potential liabilities of KGM and the possibility that the anticipated synergies and other benefits of the transaction, including cost savings, will not be realized or will not be realized within the expected timeframe, (iii) the impact of the global COVID-19 pandemic, and (iv) risks relating to the businesses and the industries in which our combined company operates. These risks and uncertainties, as well as other risks and uncertainties, are more fully discussed in the Company’s filings with the SEC, including our Annual Report on Form 10-K and subsequent filings. While the lists of risk factors presented here and in our public filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Any forward-looking statement made herein speaks only as of the date of this document. We are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by applicable laws or regulations.

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